SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04037565

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2003.

OR

/_/ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from _______ to _________

Commission file number: 0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Ave.
Olney, Maryland 20832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp
Cash and Deferred Profit Sharing
Plan and Trust.
(Name of Plan)

By: Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

Date: July 12 2004

Hunter R. Hollar, President and
Chief Executive Officer
Sandy Spring Bancorp, Inc.

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Financial Report
December 31, 2003

Item 4. Financial Statements and Exhibits.

(a) Financial Statements:

Financial statements of the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan for the year ended December 31, 2003, prepared in accordance with the financial reporting requirements of ERISA.

1. Statements of Net Assets Available for Plan Benefits
2. Statement of Changes in Net Assets Available for Plan Benefits
3. Notes to Financial Statements
4. Supplemental Schedule Relating to ERISA and DOL Regulations
5. Independent Auditor's Reports

(b) Exhibits:

23. Consents of Independent Auditors

Contents

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Statements Of Net Assets Available For Benefits
December 31, 2003 And 2002

	2003	2002
Assets		
Investments	**$ 25,809,156**	$ 18,003,414
Receivables:		
Employer contribution	**163,512**	1,283,303
Participant contributions	**-**	3,135
Other receivables	**13,675**	-
	177,187	1,286,438
Total assets	**25,986,343**	19,289,852
Liabilities		
Excess contributions	**-**	(92,709)
Net assets available for benefits	**$ 25,986,343**	$ 19,197,143

See Notes To Financial Statements.

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2003

Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 4,090,895
Interest and dividends	100,578
	4,191,473
Contributions:	
Participant	2,264,335
Employer	835,785
Rollover	574,531
	3,674,651
Total additions	7,866,124
Deductions from net assets attributed to:	
Benefits paid to participants	1,050,525
Excess contributions returned	24,799
Administrative expenses	1,600
	1,076,924
Net increase	6,789,200
Net assets available for benefits:	
Beginning	19,197,143
Ending	$ 25,986,343

See Notes To Financial Statements.

Note 1. Plan Description And Significant Accounting Policies

Plan description: The following description of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp and its related companies (the Company) who are age eighteen or older, and are credited with three months of eligibility service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or other separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: Each participating employer contributes a percentage of base compensation that its participating employee defers to the Plan, in accordance with the following formula: less than five years of service – 50% of the first 4% of base compensation, five to nine years of service – 75% of the first 4% of base compensation, ten or more years of service – 100% of the first 4% of base compensation. Each year, the Company, in its discretion, may elect to pay a profit sharing bonus. The amount of the bonus is determined by using a financial modeling system (Stakeholders), derived from the Company's strategic goals. On behalf of each employee of the Company and its related companies, two thirds of any such bonus is contributed to the Plan as a profit sharing contribution. Employees may elect to receive the remaining one third bonus award in cash or defer it for contribution to the Plan. The portion contributed as a profit sharing contribution is recognized by the Plan as a contribution receivable during the year it was declared. The portion employees elect to defer for contribution to the Plan instead of receiving in cash is recognized as an employee contribution when it would have otherwise become available to the employee. For the year ended December 31, 2003, profit sharing contributions were $163,512. Contributions are subject to certain limitations.

Participant accounts: Each participant's account is credited with the participant's contribution and allocations of (a) its employer's contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may self direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers 13 mutual funds and the Company's common stock as investments.

Vesting: Participants are immediately vested in their contributions and profit sharing contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year after one year of service, and is 100% vested after five years of credited service.

Note 1. Plan Description And Significant Accounting Policies (Continued)

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear an interest rate reasonable at the time the loan is made. Loan interest rates range from 5.25% to 10.5%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of benefits: Upon termination of service due to retirement or total and permanent disability before retirement, participants are entitled to receive the full vested value of their accounts. Upon the participant's death, the value of a participant's account is paid to the participant's beneficiary. Participant account balances may be paid in a lump sum or in periodic installments. If the total value of a participant's vested account balances is $5,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Forfeited accounts: At December 31, 2003, forfeited nonvested accounts totaled $7,051. These accounts will be used to reduce future employer contributions. During 2003, employer contributions were not reduced by any forfeited nonvested accounts.

Expenses of the Plan: The Plan's administrative expenses are paid by either the Plan or the Plan sponsor as provided by the Plan document.

A summary of the Plan's significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments in marketable equity securities are reported at fair value based on quoted market prices. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end. Money market accounts are stated at cost. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

The Plan invests in equity securities and mutual funds. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

Note 2. Investments

The following presents investments at December 31, 2003 and 2002, that represent 5% or more of the Plan's net assets:

	Units/Shares		Balance	
	2003	2002	**2003**	2002
Dodge & Cox Stock Fund	**15,934**	-	**$ 1,813,035**	$ -
PIMCO Total Return Fund	**148,471**	-	**1,563,621**	-
Money Market Fund	**2,809,144**	-	**2,809,144**	-
Newberger & Berman Genesis Trust	**35,155**	-	**1,301,185**	-
Royce Micro-Cap Fund	**107,606**	-	**1,606,569**	-
Sandy Spring Bancorp, Inc. common stock	**257,352**	232,672	**9,612,097**	7,673,504
FMT/PIMCO Total Return Fund	**-**	60,695	**-**	1,050,413
FMT/Money Market Fund	**-**	2,011,332	**-**	2,884,845
FMT/Dodge & Cox Stock Fund	**-**	97,573	**-**	973,117

In addition to the Company's common stock, the Plan invested in common collective trusts until October 2003, at which time the common collective trust investments were liquidated and transferred to mutual funds. During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,090,895 as follows:

Mutual funds	$ 972,283
Common stock	1,237,387
Common trusts	1,881,225
	$ 4,090,895

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 5. Related Party Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and, therefore, these transactions qualify as party-in-interest. Participants are not required to make investments in employer securities.

Note 6. Plan Amendment

The following eight amendments were made during the year ended December 31, 2003:

- The Plan was amended to conform with the IRC required minimum distributions.
- The Plan was amended to eliminate Plan limitation, on the amount of tax-deferred contribution, that are otherwise not required to maintain tax qualification on participants' salary reduction deferral amounts to the Plan.
- The Plan was amended to eliminate Bancorp's mandatory obligation to "match" participants' tax-deferred contribution to the Plan.
- The Plan was amended to rescind the limit on matching of tax-deferred contributions.
- The Plan was amended to eliminate spousal consent to loans and to clarify the responsibility of the plan administrator to promulgate loan guidelines.
- The Plan was amended to clarify the definition of eligible employees.
- The Plan was amended to clarify the vesting credit for prior service.
- The Plan was amended to facilitate ongoing compliance with U.S. DOL's requirements concerning the Plan's qualification as a "participant-directed investment account" plan.

Note 7. Trustee And Plan Administration

Trustee: From October 1, 2002 through September 30, 2003, First Mercantile Trust was the trustee and custodian of the Plan's funds. On October 1, 2003, the Sandy Spring Bank became the new trustee and custodian of the Plan's funds.

Plan administration: The Company is the plan administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administering the provisions of the Plan.

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2003

Employer Identification Number – 54-1708481
Plan Number – 001

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost **	(e) Current value
	Money Market Fund	Mutual Fund		$ 2,809,144
	PIMCO Total Return	Mutual Fund		1,563,621
	Longleaf Partners	Mutual Fund		1,182,170
	Vanguard Index	Mutual Fund		1,137,817
	Columbia Real Estate Equity	Mutual Fund		1,041,489
	Navelier Mid-Cap	Mutual Fund		646,388
	Royce Micro-Cap	Mutual Fund		1,606,569
	Neuberger & Berman Genesis	Mutual Fund		1,301,185
	Dodge & Cox Stock	Mutual Fund		1,813,035
	Morgan Stanley Int'l Equity	Mutual Fund		1,063,686
	American Funds Amcap	Mutual Fund		922,061
	Oakmark Equity	Mutual Fund		567,434
	T. Rowe Price Personal Strat.	Mutual Fund		328,549
*	Sandy Spring Bancorp, Inc.	Common Stock		9,612,097
	Participants	Loans, ranging from 5.25%-10.5%, maturities through November 2007		213,911
				$ 25,809,156

* Sandy Spring Bancorp, Inc. is the plan sponsor and therefore represents a party-in-interest.

** Cost is not required for participant-directed plan.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Trustees and Participants
Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan
Olney, Maryland

We have audited the accompanying statement of net assets available for benefits of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Bethesda, Maryland
June 9, 2004

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Profit Sharing Committee
Sandy Spring Bancorp Cash and Deferred
Profit Sharing Plan
Olney, Maryland

We have audited the accompanying statement of net assets available for plan benefits of Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan (the "Plan") as of December 31, 2002. This financial statement is the responsibility of the Plan's trustees. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
July 16, 2003

Exhibit 23

Consents of Independent Auditors

Sandy Spring Bancorp, Inc.
Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan

We consent to the incorporation by reference in Registration Statements No. 33-48453 and 33-29316 of the Sandy Spring Bancorp, Inc. on Post Effective Amendment No. 2 to Form S-8 and Form S-8, respectively, of our report, dated June 9, 2004, appearing in this Annual Report on Form 11-K of Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan for the year ended December 31, 2003.

McGladrey & Pullen, LLP

Bethesda, Maryland
July 9, 2004

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1925

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 and Post Effective Amendment No. 2 to Form S-8 (Registration Nos. 33-29316 and 33-48453) and the related Prospectus for the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan sponsored by Sandy Spring Bancorp, Inc. of our report dated July 16, 2003, appearing in this Annual Report on Form 11-K.

Stegman & Company

Baltimore, Maryland
July 9, 2004

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815
• www.stegman.com •